EXHIBIT 99.1

Statoil ASA: Updated attachment to the notice of annual general meeting

STAVANGER, Norway, April 20, 2016 -- Reference is made to the announcement 14 April 2016 at 07:34 CET regarding the notice of annual general meeting in Statoil ASA (OSE: STL, NYSE:STO) 11 May 2016.

Attached is updated expert statement dated 20 April 2016.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Statement from KPMG related to capital increase http://hugin.info/132799/R/2005143/740533.pdf